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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2005
                                          -------------

                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------


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                           Index is located on Page 2

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                                      INDEX


Document                                                    Page Number
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
Press Release dated January 18, 2005                             3

Signature Page                                                   4

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[COMPANY LOGO GRAPHIC OMITTED]

For media inquiries:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com
                ----------------

                              ATI APPOINTS NEW CFO

MARKHAM, ON - January 18, 2005 - ATI Technologies Inc. (TSX: ATY, NASDAQ:  ATYT)
today   announced   that  it  has   appointed   Patrick  G.  Crowley  as  Senior
Vice-President, Finance, and Chief Financial Officer. Mr. Crowley replaces Terry
Nickerson,  Senior Vice-President,  Finance and Chief Financial Officer, who has
retired as CFO,  but will  continue  to consult  for the  Company on an advisory basis. The appointment is effective Wednesday, January 19.

"Patrick Crowley, an accomplished executive with extensive corporate financial experience in a variety of sectors, is the ideal person to step into the CFO role and help guide our company as we enter our next phase of growth," said
David Orton, ATI President and Chief Executive Officer.

Most recently,  Mr.  Crowley was Executive  Vice-President  and Chief  Financial
Officer for Canada Life Financial Corporation in Toronto. Previously, he served in a variety of senior financial roles including Executive Vice-President and Chief Financial Officer at Molson Inc., and Abitibi-Consolidated, Inc.

Mr. Crowley is a chartered accountant and a graduate of the Richard Ivey School of Business at the University of Western Ontario.


About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to delivering leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of US
$2 billion, ATI has more than 2,700 employees in the Americas,  Europe and Asia.
ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

                                     - 30 -

Copyright 2005 ATI Technologies  Inc. All rights  reserved.  ATI and ATI product and product  feature names are trademarks  and/or  registered  trademarks of ATI
Technologies  Inc. All other  company and product  names are  trademarks  and/or
registered   trademarks  of  their   respective   owners.   Features,   pricing,
availability and specifications are subject to change without notice.

For media or industry analyst support,  visit our Web site at http://www.ati.com
                                                              ------------------

Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202, or trevor.campbell@porternovelli.com

For investor relations support, please contact:

Janet Craig,  Director,  Investor  Relations,  ATI  Technologies  Inc., at
(905) 882-2600, Ext. 2631 or jcraig@ati.com
                             --------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ATI TECHNOLOGIES INC.


Date: January 18, 2005        By: //David E. Orton//
                                  -------------------------------------------
                                  Name:  David E. Orton
                                  Title: President and Chief Executive Officer